

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2014

Via E-mail
Timothy Hassett
Chief Executive Officer
HPEV, Inc.
8875 Hidden River Parkway
Suite 300
Tampa, FL 33637

> **Re: HPEV, Inc.**
> **Amendment No 1 to Registration Statement on Form S-1**
> **Filed May 27, 2014**
> **File No. 333-195569**

Dear Mr. Hassett:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Signatures, page 75

1. We note your response to our prior comment 2. You seem to indicate that following the Company's annual meeting held January 13, 2014, Jay Palmer, Carrie Dwyer and Donica Holt were no longer directors of the Company. However, the Company has never filed an Item 5.02 Form 8-K disclosing their departure as directors. If they are no longer considered directors of the Company, you should file an Item 5.02 Form 8-K indicating the date of their departure and a description of the circumstances behind their departure.

Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director